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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Las Vegas Resorts Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

517831103

(CUSIP Number)

December 16, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Person Authorized to Receive Notices and Communications:
Taylor H. Wilson, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
214 651-5000

13G
CUSIP No. 517831103			Page 2 of 7

1.	Name of Reporting Person: Pinnacle China Fund, L.P., a Texas limited partnership		I.R.S. Identification No. of above person (entities only): 20-3358646

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,194,077

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,194,077

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,194,077

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.4%(1)

12.	Type of Reporting Person: PN

(1) Based on a total of 44,636,371 shares outstanding on December 16, 2005, as disclosed in the Registration Statement on Form SB-2 filed by Las Vegas Resorts Corporation on December 19, 2005.

13G
CUSIP No. 517831103			Page 3 of 7

1.	Name of Reporting Person: Barry M. Kitt		I.R.S. Identification No. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,194,077

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,194,077

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,194,077

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.4%(1)

12.	Type of Reporting Person: IN

(1) Based on a total of 44,636,371 shares outstanding on December 16, 2005, as disclosed in the Registration Statement on Form SB-2 filed by Las Vegas Resorts Corporation on December 19, 2005.

CUSIP No. 517831103	Page 4 of 7

Item 1(a)	Name of Issuer:

Las Vegas Resorts Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Winner Industrial Park, Bulong Road Longhua, Shenzhen City, 518109 People’s Republic of China

Item 2(a)	Names of Persons Filing:

Pinnacle China Fund, L.P. Barry M. Kitt

Item 2(b)	Address of Principal Business Office:

4965 Preston Park Blvd. Suite 240 Plano, Texas 75093

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No:

517831103

CUSIP No. 517831103	Page 5 of 7

Item 3	Status of Persons Filing:
(a)	[ ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
(a)	This statement is filed on behalf of Pinnacle China Fund, L.P. (“Pinnacle”) and Barry M. Kitt. Pinnacle China Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle China Management, LLC (“Management”) is the general partner of Advisers. Kitt China Management, LLC (“Manager”) is the manager of Management. Mr. Kitt is the sole member of Manager. As of December 16, 2005, Pinnacle was the beneficial owner of 4,194,077 shares of common stock of Las Vegas Resorts Corporation (“Common Stock”). Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle.
(b)	Percent of Class:

See Item 11 of each cover page.
(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

CUSIP No. 517831103	Page 6 of 7

(ii)	shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 517831103	Page 7 of 7

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 20, 2005

PINNACLE CHINA FUND, L.P.

By:	Pinnacle China Advisers, L.P., its general partner

By:	Pinnacle China Management, LLC, its general partner

By:	Kitt China Management, LLC, its manager

By:	/s/ Barry M. Kitt

Barry M. Kitt, its sole member

/s/ Barry M. Kitt

Barry M. Kitt

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated December 20, 2005, by and between Pinnacle China Fund, L.P. and Barry M. Kitt.

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of Las Vegas Resorts Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of December 20, 2005.

PINNACLE CHINA FUND, L.P.

By:	Pinnacle China Advisers, L.P., its general partner

By:	Pinnacle China Management, LLC, its general partner

By:	Kitt China Management, LLC, its manager

By:	/s/ Barry M. Kitt

Barry M. Kitt, its sole member

/s/ Barry M. Kitt

Barry M. Kitt